VOLITIONRX LIMITED

1489 West Warm Springs Road, Suite 110

Henderson, Nevada  89014

April 16, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	VolitionRx Limited’s Acceleration Request
Registration Statement on Form S-3
Filed November 8, 2024
File No. 333-283088

Requested Date: April 18, 2025

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, VolitionRx Limited, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective as of the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth LLP, via telephone at (949) 725-4136 or via email at malcser@stradlinglaw.com or, in his absence, Amanda McFall, via telephone at (949) 725-4029 or via email at amcfall@stradlinglaw.com. We respectfully request that you contact Mr. Alcser or Ms. McFall via telephone as soon as the above referenced Registration Statement has been declared effective.

Sincerely,

VOLITIONRX LIMITED

/s/ Cameron Reynolds
Cameron Reynolds
President and Chief Executive Officer

cc:

VolitionRx Limited

Terig Hughes, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP

Marc G. Alcser, Esq.

Amanda McFall, Esq.